Exhibit 99.1

Alterity Therapeutics Receives a $4.74 million Research & Development Tax Incentive Refund

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 15 August 2023. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that it has received a A$4.74 million cash refund from the Australian Taxation Office under the Australian Government’s Research and Development Tax Incentive (R&DTI) Scheme.

The cash refund relates to the cost of eligible research and development activities conducted during the financial year ended 30 June 2022, and represents the amount disclosed in the company’s audited financial statements. These funds will be used to further Alterity’s clinical development and research activities, including the ongoing Phase 2 clinical trials for the Company’s lead drug candidate ATH434 in Multiple System Atrophy (MSA), a Parkinsonian disorder with no approved therapy.

About ATH434

Alterity’s lead candidate, ATH434, is an oral agent designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. As an iron chaperone, it has excellent potential to treat Parkinson’s disease as well as various Parkinsonian disorders such as Multiple System Atrophy (MSA). ATH434 successfully completed Phase 1 studies demonstrating the agent is well tolerated and achieved brain levels comparable to efficacious levels in animal models of MSA. ATH434 is currently being studied in two clinical trials: Study ATH434-201 is a randomized, double-blind, placebo-controlled Phase 2 clinical trial in patients with early-stage MSA and Study ATH434-202 is an open-label Phase 2 Biomarker trial in patients with MSA. ATH434 has been granted Orphan drug designation for the treatment of MSA by the U.S. FDA and the European Commission.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda
remy.bernarda@iradvisory.com

+1 (415) 203-6386